UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2024
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Mr. Michael R. Splinter informed the board of directors of the Company that he was recently appointed to the Board of Trustees of Natcast, a non-profit organization in the semiconductor industry, which requires a significant amount of time and attention, and therefore he does not expect to have sufficient time to devote to the Company’s business and decided to resign from his positions as a director and chairman of the compensation committee of the Company, effective September 20, 2024. The Company’s board of directors respected Mr. Splinter’s decision and expressed their gratitude to Mr. Splinter’s services to the Company. Mr. Splinter does not have any disagreement with the Company, its management, the board of directors or any committee of the board of directors.

This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: September 20, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer